Filed by Americas Mining Corporation
Filed by Grupo México, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Copper Corporation
Commission File No.: 001-14066
ADDITIONAL INFORMATION AND WHERE TO FIND IT
Americas Mining Corporation (AMC) and Southern Copper Corporation (Southern Copper) will file an Information Statement/Prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about Southern Copper, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of the Information Statement/Prospectus may be obtained by directing a request to Americas Mining Corporation, 1150 North 7th Avenue, Tucson, AZ 85705, USA, Attention: General Counsel. Free copies of Southern Copper Corporation’s filings may be obtained by directing a request to Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA, Attention: Investor Relations Department.
FORWARD-LOOKING STATEMENTS
Statements in this transcript that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: AMC’s ability to enter into definitive agreements with respect to the proposed transaction; the results of a due diligence review of Southern Copper; AMC’s ability to achieve the synergies and value creation contemplated by the proposed transaction; AMC’s ability to promptly and effectively integrate the businesses of Southern Copper and ASARCO; the costs associated with the proposed transaction; the timing to consummate the proposed transaction; any necessary actions to obtain required regulatory approvals; the ability to obtain existing lender and other required third-party consents; increased costs; metal prices; unfavorable economic conditions; changes in the legal and regulatory environment; and unstable political conditions, civil unrest or other developments. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Grupo México nor AMC undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
*****
The following is a transcript of the Grupo México first quarter 2011 financial results conference call held on Tuesday, April 19, 2011.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
April 19, 2011
2:30 p.m. ET

Operator:	Good afternoon, and welcome to Grupo Mexico’s first quarter earnings conference call. With us this afternoon is Mr. Daniel Muniz, chief financial officer, and other executives of the company who will discuss the financial performance of the company during the quarter, along with a summary of the latest news. At the end of the presentation, we will answer any questions you might have.

The information discussed on today’s call may include forward-looking statements regarding the company’s results and prospects, which are subject to risks and uncertainties. Actual results may differ materially, and the company cautions not to place undue reliance on these forward-looking statements. Grupo Mexico undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. All results are expressed in full U.S. GAAP.

At this time, I would like to remind participants that your lines will be in a listen-only mode until the question-and-answer session. Now I will pass the call onto Mr. Daniel Muniz.

Daniel Muniz:	Thank you. Good afternoon, everyone, and thank you for joining us today in Grupo Mexico’s first quarter earnings conference call.

Joining me today are Mr. Oscar Gonzalez Rocha, chairman of Asarco, Mr. Rogelio Velez, CEO of (Grupo Ferroviario Mexicano), Jorge Pulido, head of investor relations, and other executives of the company.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

On today’s conference call, I will briefly comment on the economic environment of this quarter and the many issues impacting the company’s profitability, then comment on our (mining divisions’ most relevant) results, and pass on the call to Rogelio, who will explain the financial results of our transportation division.

During the first quarter, metal prices were volatile. And consequently in the first quarter, we saw a range between $4.62 per pound of copper, an all-time high, and $4.15, which obviously reflected the increased volatility that we’ve been looking at.

Copper prices continue to strengthen, given the expectations for high consumption and the rebound of its construction sector. Prices have also been supported by a weak dollar.

The (difficulty) in Japan has resulted in slightly lower consumption worldwide, which will be compensated by very high consumption (once re-initiation) of production in plants and reconstruction of housing in Japan starts. We therefore remain confident in the industry fundamentals and believe that (we will be a deficit) in copper production and consumption during 2011. This is due to increased demand from China, despite the efforts of the Chinese government to moderate growth.

Considering the current market circumstances and volatility, the company has decided to take some price protection through the use of swaps and zero-cost collars. And we’ll provide the details of our (consolidated hedges) in a minute.

The average price for the quarter was $4.38 per pound, 33 percent above the $3.28 recorded in the same quarter of 2010, and 12 percent higher than the fourth quarter of 2010.

Regarding molybdenum, which as you know is our (inaudible) product, in the first quarter of 2011 has represented 7 percent of our mining division sales, and it averaged $17.18 per pound, which is 9 percent above its average price in 2010 (we’re conferencing) molybdenum consumption. For the year, we are expecting a relatively balanced market for this metal.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

Regarding revenues, we’re happy to report that in the first quarter of 2011, our total consolidated revenues were a record high of over $2.5 billion, an increase of 26 percent year over year. This increase is mainly due to higher (metal price) prices and higher copper production (inaudible) as a result of the production (research) in Buenavista, which was previously named (Cananea), combined with an increase of 18 percent in the revenue generated by our transportation division.

As (copper fundamentals) remains one of the most solid in the entire commodities sector, we anticipate that the results will not only continue in 2011, but will improve, as I will point out in our production section of our mining division.

Cost of sales for the first quarter was $1.2 billion, an increase of 21 percent on a year-over-year basis. This cost increase of $215 million is many explained by the reincorporation of Buenavista, which alone accounted for 76 percent of this increase, (although) costs were also affected by higher prices of diesel and electricity, mainly.

EBITDA in the first quarter was nearly $1.2 billion, with an EBITDA margin of 48 percent (inaudible) represents a significant improvement of 35 percent year over year, out of which $843 million came from Southern Copper, which were equivalent to 52.6 percent of its sales and representing a 22 percent increase over the first quarter 2010.

EBITDA for (the cycle) reached $254 million, equivalent to 49.4 percent of sales. EBITDA for the transportation division reached $108 million. This was equivalent to 28 percent of sales. Net income in the quarter was $532 million, an increase of 47 percent year over year and 6 percent higher quarter over quarter.

In the first quarter, total CAPEX amounted to $121 million, out of which $89 million was spent in the mining division, $27 million in the transportation division, and the remaining $5 million in our infrastructure division.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

In the transportation division, investments were made for the continued expansion of sidings and improvement of safety measures. The capital expenditure budget for the railroad division in 2011 was nearly $400 million, mainly for the acquisition of 58 new locomotives, 44 of which will go to Ferromex and 14 to Ferrosur that will be delivered in 2011.

(As Asarco did solid performance in) 2010, in our mining division, we will continue with our mine expansions, particularly the Buenavista mine. (With respect to increasing) Buenavista and (our production) from 180,000 tons to 450,000 tons, an increase of 150 percent. I will provide details further on, on this topic.

The total consolidated debt at March 31st amounted to $4 billion. With a cash balance of a little south of $3 billion, the company’s net debt stands at $1 billion. The company maintains the comfortable long-term amortization schedule and ample financing flexibility going forward. Our current cash position, plus our cash-generation capability, will support all operational means in CAPEX expenditures, and it will also allow us to have ample room to explore additional value-generating opportunities as they arise.

With respect to dividends, on February 18th, we paid a dividend of 0.30 peso cents per share outstanding, which was equivalent to $190 million. For the first quarter of 2011, the company’s board approved a quarterly dividend payment of 0.40 peso cents per share outstanding, which will be paid in cash on May 5th and represents a disbursement of approximately $260 million.

As I mentioned, the company has contracted swaps and zero-cost collars for both Southern Copper and Asarco. Combined, we have swaps of 36 percent of 2011 estimated production and nearly 36 percent of zero-cost collars. For 2012, we have only hedged 5 percent of the estimated production, and this is only zero-cost collars.

With this hedging strategy, we’re also assuring the necessary cash generation to fund our aggressive CAPEX program.

I will now discuss the main developments of our mining division. Southern Copper had its conference call earlier today, so I’ll concentrate from an

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

(American Mining form view), which is the entity that, as you know, consolidates (both Southern Copper and Asarco).

Asarco’s mine copper production — AMC’s mine copper production — I apologize — in the first quarter of 2011 increased by (0.2 percent) year over year. This increase was mainly due to the restart of Buenavista mine, which produced 27,598 tons of copper. Greater production is expected in the coming quarters with Buenavista operating at full capacity and the completion of the optimization of the (mine’s) recovery process (in the concentrator).

Asarco’s mine production in the first quarter of 2011 decreased 15.6 percent to 42,897 tons, compared to 49,608 tons in the first quarter of 2010. This decrease was mainly due to less production because of expected lower ore grades at Mission and Ray mines.

We expect higher production will (remain in three quarters) of 2011, as the Buenavista mine, which is now operating at full capacity, will complete the optimization that I mentioned. Also, in the second half of 2011, we expect a significant increase in ore grades at the Cuajone mine, which will offset the lower production (during) the first quarter of 2011, which was due to the (expected ore grades), as I mentioned.

We are maintaining our copper production and guidance of 830,000 tons of copper for 2011, of which 630,000 tons will be produced by Southern Copper and 200,000 tons by Asarco.

Molybdenum production also decreased 10 percent. The production was 4,274 tons in the first quarter of 2011, compared to 4,752 tons in the same period of 2010. The decrease was mainly due to lower ore grades at Cuajone. However, this still was above our (main plan) and production estimates for the quarter.

This quarter, the molybdenum (field) represented 7 percent of AMC sales. We are maintaining our molybdenum sales guidance of 17,000 tons for 2011.

Turning now to CAPEX, Southern Copper had its conference call today, earlier today. I’ll provide details of the Tia Maria suspension in the Q&A

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

session, if there are still queries that remain unanswered. However, I would just like to stress that we’re confident that the Peruvian government will provide the legal stability required to allow for economic development of the mining investment and, hence, a favorable environment for growth and development in Peru.

As you know, one of the main strengths of our company is the diversity of world-class assets, which allow us to continue with our other expansion products. In Buenavista, as I have mentioned, we are working at full speed. Particularly, we’re working to develop the (inaudible) facilities that are planned to produce 88,000 tons of additional copper through the leaching process. We anticipate this plant to come into production during the second half of 2013.

We are also constructing the corresponding (crushing and conveyance sys centers), which is known as (hevalinks). Additionally, we are working on the molybdenum recovery plant at Buenavista with a capacity of 2,000 tons per year, which we anticipate will begin production in the fourth quarter of 2011.

We are also concluding the detailed engineering studies for Buenavista’s new concentrator, which would allow us to increase an additional 188,000 tons of copper in 2015.

Currently, there are more than 4,000 employees and contractors working in (Canana Sonora) at our Buenavista mine. The estimated investments in these projects are $2.6 billion over the following four years.

Capital expenditures for Asarco in the first quarter 2011 were $16.2 million, mainly attributable to the maintenance project (at our smelter in Haden), and also payments made on four new 400-ton trucks for the Ray mine.

Asarco has been working in a (project to research molybdenum circuit), as well. This is at our Mission mine. The studies are expected to be completed in May 2011. We are also continuing in Asarco with our exploration (on drilling program) in order to try to increase our reserves.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

The consolidated AMC operating cash cost per pound of (copper metal byproducts) was 64.2 cents per pound in first quarter 2011. This compares to 35.6 cents per pound in the first quarter of 2010. The increase is principally due to less copper production, (increased treatment) at the Asarco mines, and higher fuel and electricity costs.

I will therefore now pass on the call to Rogelio, who will discuss the main financial highlights of our transportation division. Rogelio, please.

Rogelio Velez:	Thank you very much, Daniel. And good afternoon to everyone.

I will talk about the main developments during the first quarter of 2011 for our transport division. Represented by the holding company Infraestructura y Transportes Mexico, ITM, and its principal subsidiaries, Grupo Ferroviarios Mexicana (inaudible) Ferrocarril Mexicano, Ferromex, and Ferrosur (now presented) consolidated in this quarter.

ITM’s load volumes transported during the first quarter of this year measured in net tons kilometer, were $12.5 billion compared to $12.1 billion during the first quarter of 2010, representing an increase of 3 percent year over year. The volume transported by Ferromex during first quarter increased 3 percent, moving $10.7 billion net tons kilometers versus $10.4 billion a year ago.

In terms of loaded cars, the increase was 7.6 percent to nearly 204,000 cars. The main increases were seen in the intermodal segment, reporting a 33 percent increase in net ton kilometers and 22 percent in cars, and also the mineral segment, with 13.5 percent and 29 percent respectively.

The volume transported by Ferrosur during the first quarter increased 5 percent, moving $1.8 billion net tons kilometers. Ferrosur increased its net ton kilometers by 45 percent and loaded cars by 34 percent in the metal segment and by 39 percent and 27 percent respectively in the automotive segment, the two segments that performed the best.

Our guidance for load volumes in 2011 remains unchanged at 58.5 billion net tons per kilometer, representing an increase of 11 percent year on year.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

ITM’s net sales for the first quarter were $383 million, an increase of 18 percent compared with the same quarter of 2010, mainly from higher volumes in most of our segments, as in the case of intermodal traffic, which rose 33 percent, minerals 14 percent, and metals, 9 percent.

Ferromex’s net sales in the first quarter were 305 million, an increase of 16 percent above the 265 million in the first quarter of 2010. Ferrosur’s net sales in the first quarter posted record figures. Sales were 76 million, an increase of 20 percent above the 63.5 million in the first quarter of 2010 and 7.5 percent above its previous record.

Operating costs for the first quarter was $262 million, an increase of 23 percent year on year. This increase is mainly attributable to increases in freight volume and 11.4 percent increase in diesel peso price and increases in locomotive leasing, labor and maintenance.

EBITDA in the first quarter of 2011 was nearly $108 million, a decrease of 2 percent year on year, due to an extraordinary (order income) received during the first quarter in 2010, (although) 19 percent higher than the fourth quarter 2010, with an EBITDA margin of 28 percent.

Ferromex’s EBITDA in first quarter was $83 million, a decrease of 9 percent, compared to the $92 million in the first quarter a year ago. Ferrosur’s EBITDA in the first quarter was $23 million, an increase of 35 percent above the $17 million in the first quarter a year ago. Net income during the first quarter was nearly 48 percent — $48 million, an increase of 16 percent year on year.

Capital expenditures in the first quarter amounted to $27 million invested over the first quarter. This amount reflects investments made in expansions and the constructions of new sidings. Our 2011 guidance for capital investments in Ferromex is $330 million, which include the purchase of 44 new locomotives and the completion of the sidings, which will increase track capacity and line speed. This investment amount will be the highest in the history of Ferromex. Ferrosur also plans to invest the highest amount in its history in 2011, a total of $66 million, which includes the purchase of another 14 locomotives.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

Finally, I would like to provide you with an update on the legal process related to the combination of Ferrosur. As we previously announced, on May 12, 2010, the Federal Court of Justice on Tax and Administrative Matters, Tribunal Federal de Justicia Fiscal y Administrativa, (resolved as approved) the acquisition of Ferrosur by Infraestructura y Transportes Mexico, a subsidiary of Grupo Mexico. The notification of this decision to the parties was delayed for several months and, once received, the Federal Competition Bureau contested the decision before the (inaudible) court in Mexico City.

However, on March 25, 2011, the acquisition of Ferrosur received final approval, as the First Collegiate Court found to dismiss the appeal brought by the Federal Competition Bureau against the decision of the Federal Court of Justice on Tax and Administrative Matters in favor of ITM and Infraestructura y Transportes Ferroviarios, subsidiaries of Grupo Mexico. No further recourse may be admitted against the federal court decision.

Final decision was handed down allowing the transportation division to consolidate Ferrosur’s (results) with ITM, finding there to be no concentration and, therefore, no monopolistic practices, as the Federal Competition Bureau had claimed. With this decision, the transportation division will likely obtain highly significant synergies in operating methods and sales.

I will now return the call to Mr. Daniel Muniz.

Daniel Muniz:	Thank you, Rogelio.

And I guess just to give you a quick update as far as we can regarding the consolidation of Southern Copper and Asarco under American Mining, a (special committee) has been working. They returned the financial and mining advisers. We are of the understanding that they’ve made a lot of progress in their due diligence, and we are moving forward once the diligence — almost completed, pretty much completed.

So at this point, we have nothing further to report. I’ll be happy to answer any questions that you might have. But, really, we are still on the same track that we commented and look forward to, again, answering (some people next quarter I hope.)

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

With this, Operator, can we open up the phone for questions and answers, please?

Operator:	At this time, if you would like to ask a question, please press star, then the number one on your telephone keypad, star, one to ask a question. And we’ll pause for just a moment to compile the Q&A roster.

And your first question comes from the line of (Felipe Hirai) with Merrill Lynch.

(Felipe Hirai):	Hi, good afternoon, everyone. I have two questions. The first one is related to your (rail) division, so you mentioned that you now had the permission to consolidate both Ferrosur and Ferromex, so I just would like to understand, what are the plans going forward (if you pursue) once you do (the IPO) and what’s the timeline for that?

And my second question is on Asarco, if you could just comment a little bit more also on the timeline for the consolidation of both Southern and Asarco, if you have any idea when the committee might issue its final decision.

And also, if you — given what’s going on in the Tia Maria project, if you have the ability to look at some other growth opportunities in Asarco. Thank you.

Daniel Muniz:	Sure, (Felipe), thank you for the questions. Can you repeat the Tia Maria question real quick?

(Felipe Hirai):	(inaudible) the first question (inaudible)

Daniel Muniz:	No, no, no. I was talking about the Tia Maria. Let me answer the rail division. Yes, we’re very happy with the outcome, as Rogelio just pointed out. I mean, we (always mention) and convey to the market that we feel very strongly that we would prevail in courts at the end of the day, and finally that (had happened).

So, I mean, this obviously allows us to obtain important synergies for both companies, and that’s what we are currently working on, and that’s what we’re

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

(currently analyzing). Of course, this also would allow us to start thinking in strategic alternatives, and that’s where we are now.

I mean, I think at this point it’s premature to talk about any kind of spin-off IPO or consolidation. I think at this point we’re concentrating on obtaining commercial and operational synergies at both operating levels, and that will obviously enable us to continue the impressive growth and track record that Ferromex and Ferrosur have had in the past.

Regarding the Asarco timeline, I mean, as I said, here it’s a process that has to be really conducted as an arm’s-length transaction. So the special independent committee that was formed last year has really devoted a lot of time and effort in a detailed due diligence, because the way the structure of the transaction has been presented, i.e., a (share exchange) on (what) American Mining Company would be the entity listed in the NYSE, after all. They’ve been conducting due diligence, extensive due diligence on both companies, not only Asarco, but also on Southern Copper.

As far as we understand, we’re almost finished, or they are almost finished with the due diligence, we are finished with our due diligence, and we are in the final stage of this process. Unfortunately, nothing to report at this time.

So timeline’s still — I mean, it’s very hard to estimate, but we definitely think that probably within the next quarter or following two quarters we’ll have news for you guys.

And regarding the Tia Maria question, that’s the last part that I didn’t hear, (Felipe), if you could just please...

(Felipe Hirai):	I know. My question was really, what are the growth options that you have in Asarco? So given all the issues with Tia Maria and the (current political unrest) that we could have in Peru, if you could start focusing more on your (growth prospects) in Asarco instead of (inaudible) Peru, and what could those options be?

Daniel Muniz:	Good, good. Well, I mean, I guess this is (inaudible) mining around the world. I mean, you have environmental issues. You have environmental

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

permitting. This is what happens when you have projects out there, and that’s really why we see (inaudible) and tightness in the supply of copper.

So, really, one of the strengths, I would say, of Grupo Mexico is having three different countries and (work those) assets in (all the) three countries, the United States, Mexico and Peru. So this would allow us to have a lot of flexibility and (focus), for example, as I pointed out in our Buenavista expansions at this point. That’s not — that doesn’t mean that we will not (pursue) the Tia Maria project. As we pointed out earlier this morning in the Southern Copper, this project has been suspended. We’re taking just (inaudible) time, given the political atmosphere that this following two months will be happening at Peru.

But, I mean, we’re carrying on with all of our other expansions, and we’re at full speed at Buenavista. We’re working at Asarco with expansion plans, with drilling and exploration, as I pointed out. I mean, and that’s it. I mean, I think we’re happy to have those options.

(Felipe Hirai):	OK, thank you, Daniel.

Daniel Muniz:	Thank you, (Felipe).

Operator:	Your next question comes from the line of (Marcos Assumpcao) with (Itau BBA).

(Marcos Assumpcao):	Hi, hello, good afternoon, everybody. My first question is regarding cash costs. If you can comment a little bit on the cash cost per ton, excluding byproduct, and how do you expect this to evolve in the next quarters? So, actually, what I want to see here is, how much in the cost increase was related to recurring items like energy and (fuel) and how much was kind of non-recurring, given the lower grades? Thank you.

Daniel Muniz:
Sure. I mean, excluding byproducts, when you look at it from an American Mining point of view, you’ll be seeing $2 per pound of copper. That’s excluding byproducts. (As I pointed out), when you include the byproducts, you are at a 68.9 cash cost for American Mining. That is Southern Copper and Asarco consolidated.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

I mean, issues that (we’ve really looked at) in this cash cost for the quarter was increases in diesel, increases in Asarco in maintenance and reactors. We also saw in Southern Copper some increase, as well, on diesel and on electricity, and so that is really the main issues affecting the cash cost (inaudible)

(Marcos Assumpcao):	And how do you expect the $2 to perform going forward?

Daniel Muniz:	No, I mean, I think (there were) a lot of one-shot issues this quarter, particularly (business) affected by lower production, I mean, lower production at both, not only Southern Copper, but also Asarco, and mainly attributable to the lower ore grade.

I don’t know if you want to comment, Oscar or (Raul), further on this issue.

Oscar Gonzalez Rocha:	Yes. I think that Southern is going to have more production, because the grade of Cuajone is going to jump from 0.5 or less than 0.5 to 0.65 in the month of June, and about (0.58) in the month of May. Then I think that we are going to produce at least — maybe (50 percent) more, because the milling capacity is going to increase (that was low).

And the same will happen in Asarco. Maybe the grades are not going to jump like in Cuajone, but we expect that we are going to have more (milling capacities) (inaudible) in Mission and in Ray, because (heaviness) of the rock and because of the grade.

I think that in both — and definitely Mexico is going to have more production, because Buenavista is going to be at full production the whole quarter, no, the second quarter.

Raul Jacob:	Let me add to that — this is Raul Jacob — let me add to that, that inflation or cost increases related to the Buenavista ramping up were 8 cents per pound in this past quarter.

(Marcos Assumpcao):	Perfect. Thank you very much. Very complete answer. Second question regarding the copper production, you guys maintain the guidance of 830,000 tons for the year, which implies theoretically that volumes will increase from

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

nearly 180 to — 180,000 tons to 220,000 already next quarter or for the next three quarters. Can we expect already the copper production to increase in the second quarter to those levels, or will it be a slow ramp-up throughout the year, so we will have even a higher number by the end of the year and maybe a lower number in the second quarter?

Daniel Muniz:	Yes, thank you. I mean, I think one of the most important parts (of this) is the ore grade pickup in Cuajone, which, Raul, will you please explain again what we discussed on Southern Copper conference call?

Raul Jacob:	Yes. We are having a guidance or a forecast for this year for Southern Copper of 630,000 tons of production for the year. Obviously, if you subtract this number, the production for the first quarter, we will have — we’re expecting much more production for the rest of the year.

But I will say that, on the second half, we will see the positive benefit of this higher production, because we are completing the ramping up of Buenavista in this second quarter and we will have Buenavista at full steam at the — through the second quarter, obviously, on the third and fourth. And on the second half of the year, it was indicated by Mr. Gonzalez, we will have also the benefit of having a higher ore grade at the Cuajone operation that will improve production on the second half of 2011 for Southern Copper.

(Marcos Assumpcao):	OK. Thank you very much.

Operator:	Your next question comes from the line of (Victoria Santallea) with Santander.

(Victoria Santallea):	Hi. Good afternoon, gentlemen. Daniel, a lot of my operating questions were already answered, so I will devote my time to ask you about the investment in GAP, what started as a treasury investment, now it looks a little bit more strategic. So if you can give us an update on what is the thinking?

And the second is, what changed for you to now report under AMC instead of putting the full financials of Asarco and Southern Copper, as you did in previous quarters? Is this an indication of something changing? And this is only out of curiosity.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

Daniel Muniz:	Yes, thank you, (Victoria). Thank you for the question.

Well, let me start with the Grupo Aeroportuario del Pacifico question. I mean, as we said and I’ve mentioned, I mean, this is a sector that we like. I mean, (we think that infrastructure is a division) that Grupo Mexico would like to (grow on). We made several investments, and we obtained a couple of additional projects, as you could see from our earnings report that we put out there in our infrastructure division.

Regarding GAP, I mean, we think this is the way to understand the industry, to get into the sector. As I said, we like this company. We like their dividend. We like the margins. We think it’s — within the airport industry in Mexico, it’s a company that has the best diversifications, in terms of not only tourism, but also business airports in Mexico.

And that’s (why we’ve reached the) 20 percent of the share capital outstanding, and we’ve requested a second board member. That is really where we are now and where we feel comfortable participating in this company.

So (that’s it now at this moment). As you know, we are also participating in the Riviera Maya airport. We are getting ready to present our proposal bid by the end of this month. At the moment, we are only two competitors for this airport, and we’ve been working full-steam on this. So this just gives you an idea of — this is a sector that we like.

It doesn’t mean that we’re going to concentrate Grupo Mexico’s effort on infrastructure, (nor in the airport business). I mean, still the strategy maintains to grow organically, mainly, our (mining division and keep on growing that we have) in the infrastructure division (with concentrating forces) now to obtain synergies between Ferromex and Ferrosur.

Regarding AMC, I mean, now we have Asarco fully consolidated with us for one full year. So we believe that a way to look at it — and because Southern Copper has a different conference call and it’s a publicly listed company — to provide you with a way that Mexican division — or, I mean, mining division of Grupo Mexico looks like. But happy to provide any details as you require.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

(Victoria Santallea):	Thank you very much, Daniel.

Daniel Muniz:	Thank you, (Victoria).

Operator:	Your next question comes from the line of (Taras Shumelda) with American Century.

(Taras Shumelda):	Hi, wanted to return for — wanted to discuss two things. One, would like to return to the pace of production growth. So based on your answer to the question I think two questions ago, going from 180,000 tons per quarter to 220, it would be really more measured where this current quarter would be more than 180,000, but would be less than 220,000, and then in the second half of the year it sounds like it should be above 220,000 per quarter.

Can you comment? Am I understanding this correctly?

Daniel Muniz:	Sure, no, you’re understanding this correctly. And it has to do a lot with the pickup of the ore grade at Cuajone, the (less stripping) at Asarco.

Do Raul or Oscar want to add something to this?

(Taras Shumelda):	OK. And then the second one is, on the transportation division, what is your ability to pass on higher operating costs, especially higher fuel costs, onto your customers? Maybe if you could take us through how that tariff adjustment process works, that would be great. Thank you.

Daniel Muniz:	Sure. I think that the best person to answer that is Rogelio Velez, who is the CEO of the division.

Rogelio Velez:	Yes, we have a fuel surcharge in place since November of 2004. And that surcharge recovers the increase of the diesel. Basically, every three months, in the case of both Ferromex and Ferrosur, every three months we are increasing half of a percentage point.

We currently are, in the case of Ferromex, at 17.5 percent as a fuel surcharge; in the case of Ferrosur, it’s 17 percent. And it has proven that we can recover

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

the cost increases that have been at an average of 0.9 percent every month for the last 15 to 18 months.

(Taras Shumelda):	OK. So going forward, let’s say, once we get into the second quarter, assuming that everything else stays the same, that is, (volumes carry) and then oil prices — are we then to expect that your margin will be stronger?

Rogelio Velez:	Yes, I think they will be stronger, but not because of the diesel, but because of the costs in the locomotives. We will start receiving locomotives at the end of this month. We’ll receive 8 in April and other 22 in the month of May. And we will — we have already started to deliver back the leased locomotives. So the best — we will have a better performance from the new locomotives, and we should be improving our mileage significantly in the rest of the year.

(Taras Shumelda):	Got it. Thank you.

Rogelio Velez:	You’re welcome.

Operator:	Your next question comes from the line of (Pablo Abraham) with (BBA).

(Pablo Abraham):	Hello, good afternoon, and thank you for the call. My first question is regarding Buenavista. Could you give us some more information regarding the status of the Buenavista (mine actual), specifically the production level you’re expecting for the second quarter? Also, the second question is regarding Asarco, if you have any plan to expand the capacity of this company in the short or medium term. Thank you.

Daniel Muniz:	Sure, thank you, (Pablo). Let me take the Asarco question, and I’ll let my colleagues (inaudible) Buenavista question.

I mean, regarding Asarco, yes, I mean, we — as we’ve mentioned, this company operated in Chapter 11 mode for five years. That means not a lot of exploration within the mines, which we’ve been conducting. We also believe that there is an extension program that could be implemented.

Unfortunately, based on the transaction that we have proposed with Southern Copper and Asarco combining under AMC, we cannot provide you with

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

specific details at this point, but we do believe that there is the potential for growth in Asarco mines, as well.

Regarding the Buenavista mines, Raul or Oscar, you want to comment on this?

Oscar Gonzalez Rocha:	Buenavista...

Raul Jacob:	Buenavista...

Oscar Gonzalez Rocha:	Yes, go ahead, Raul, first.

Raul Jacob:	OK. Now, on the Buenavista, our expectation for the second quarter, it’s about close to 30,000 tons of copper production. That’s certainly contingent of us getting the recovery where it should be. And for the second half, about 90,000 tons. The capacity of production of Buenavista, it’s 15,000 tons per month at full steam. So for the whole year or for the remaining of the year, it will be about 130,000 tons, what we’re expecting.

Oscar Gonzalez Rocha:	I don’t have more comments. That is correct, Raul.

Daniel Muniz:	Thanks, Oscar. I would like to add, if it wasn’t very clear for you all, is that finally we got the 10 mills that we have at the Buenavista concentrator working. So, really, the mine plans are working at full capacity. It’s just a matter of doing these adjustments in the recovery of copper from the (concentrator’s mills) which we’re working on.

But we’re happy to report that, as we’ve announced in the past, we’re working at full capacity. Thank you for the question.

Operator:	Your next question comes from the line of (Marco Espinar) with Neuberger.

(Marco Espinar):	Hi, good afternoon. I didn’t listen to the Southern Copper conversation earlier today, so this might be a bit redundant, but I did want to just clarify issues on Tia Maria. My first question relates to the original guidance on Tia Maria for both 2011 and 2012. I’m referring to the production targets that you gave for those years back in May at a conference in Miami, and I’m just wondering

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

how those numbers would be affected, given the delay and, second of all, how much money, if any, you’ve really put into the project so far?

Daniel Muniz:	Sure, thank you. Let me take this one. So, I mean, first of all, the Tia Maria, as you know, there was no production whatsoever in 2011. The project has been suspended for there. The 120,000 tons of copper cathode (inaudible) cathode (inaudible) capacity of the project.

I mean, regarding (investments, I said) $434 million, in the morning what my colleagues at Southern Copper pointed out is that there is an important amount of these $434 million that were invested in mine equipment that could be used in our current — our other operations in Peru and, also, for instance, the (efesidoble) facility that have not obviously (been put in place) could be even transported to the Buenavista mine. So we’re conducting this analysis on what we can use in what other mines.

I don’t know if you want to add something, Raul or Oscar.

Raul Jacob:	Let me add to what you just said, Daniel, that last year, in May, we were expecting to have this operation up and running by the fourth quarter of 2012, that was contingent of initiating the construction in the first quarter of this year in 2011.

Well, when we had the first postponement by the government in March, we indicated to the market that we were expecting it to start operations by 2013, given the delay that the government was imposing to us.

(Marco Espinar):	OK.

Oscar Gonzalez Rocha:	This is Oscar, and I hope that we still will get this project underway after the political situation of Peru will finish, then we will start talking again with the minister of mines in order to revise our environmental impact study that was rejected because of the question that the (organismo) — the (ONU) mentioned and that we are answering right now.

And as soon as we can present them to the government and we hope that the government will allow us to consider this project again, then (it will take us),

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

like Raul mentioned, until the middle of 2013, and mainly (at least) $360 million of the $430 million, we can use it here in Toquepala, Cuajone or Buenavista, if it — in case that we cannot have the approval of the government of the project. But our first intention is to go ahead with Tia Maria.

(Marco Espinar):	OK, thank you. And the — but the guidance that you gave back then in May was, you know, over 1 million tons by 2013. In the absence of Tia Maria, would you still be able to reach that kind of a level by 2013?

Raul Jacob:	Well, our best case still considers Tia Maria as part of this forecast, but we have adjusted the production level for getting the million tons later on in time now. We’re expecting to have it by 2014.

(Marco Espinar):	OK. Thank you.

Operator:	Your next question comes from the line of (Armando Dorbecker) with (Inbursa).

(Armando Dorbecker):	Thank you. Good afternoon. Well, first of all, I don’t want to take too much time on this, but, really, congratulations on this quarter. I mean, given all the bad news around China, then on the volatility of prices, and then after that, I mean, the increase in energy prices, I mean, really, this was an example of great management, so congratulations.

And then I just have two questions. The first one is regarding the Peruvian situation. Do you have any comments on the current presidential elections? I mean, some information regarding the probable scenarios with — in case, I mean, Ollanta Humala would turn out to be president of Peru.

And, second, I don’t know if you could give us some insight on the composition of the capitalized leachable material. I mean, I don’t really get, where does the increase come from? Thank you.

Daniel Muniz:	Sure, let me — I mean, first of all, I mean, we don’t have opinions or — regarding to elections in Peru. I mean, we’ve been mining in Peru for many, many years, and we’re confident that, regardless of the outcome, there’s going

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

to be economic stability and growth, and (especially) for the (mining investments), in order to continue to thrive there.

Regarding the capitalization leaching process, I mean, we’ve standardized all our mines (to start) capitalizing leaching material in all our mines. And, really, the idea has been to have — with the same accounting practices, not only the Southern Copper mines, but also the Asarco mines.

As you know, (just the difference would be) how much you capitalize of the mine, and that has to do with the amount of copper that you can extract in a given timeframe from each different mine. But the idea is to reflect this so that everyone’s clear and that this is totally standardized among our operations.

(Armando Dorbecker):	All right. Thank you very much.

Daniel Muniz:	Thank you.

Operator:	Your next question comes from the line of (Danic Laywick) with UBS.

(Danic Laywick):	Hi, gentlemen. I think we’ve gone through a lot of the issues, but I was just wondering if you could clarify a couple of points. One, in terms of the realized copper price for Asarco, after adjusting for the hedges, what was that in the first quarter? And, secondly, the Mission moly circuit that you mentioned, could you just a little bit more about a potential timeframe on delivery and potential size?

Daniel Muniz:	Sure. The impact of the (realized) price has gone down from 4.50 to 4.20. That is the effect of the hedges on the quarter, regarding Asarco, that was your specific question.

And could you repeat the second question, please? I couldn’t hear. You broke off.

(Danic Laywick):	Yes, sorry, just on the Mission moly circuit, could you give us a bit more color on the potential size of that circuit and the timeframe?

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

Daniel Muniz:	Sure. That is — as you know, in the past, (there has been recovery) of molybdenum in the — I mean, previously in Asarco. Thus at this point, we are estimating 800 tons of molybdenum per year and an investment of $3 million. I don’t know if you want to add, Oscar, to the molybdenum circuit issue.

Oscar Gonzalez Rocha:	Yes. In Mission, we are (in the detail engineering). And we think that we’ll be ready for next year. Exactly today, we don’t have it right now, depending of the finalization of the engineering.

(Danic Laywick):	Thank you. If I may ask one more question, just to confirm, on the Ferromex, obviously, the overall volume growth has diluted the percentage share of agriculture. Is there any sort of seasonal effect in terms of this being a disappointing season for agri? Or should we expect agri volumes to remain reasonably stable over the next few years within Ferromex?

Daniel Muniz:	Yes, well, agriculture — and you might recall that, because of the cold weather in early February, the most important crop in Mexico, which is in the northwest, in the states of Sinaloa and Sonora, 90 percent of that was lost. That’s going to have an effect on our volumes in May and June, but that — we’re expecting that should be recovered through imports, both from the U.S. and through — and also through the ports.

So they will have an effect on us, but we’re estimating that will be no more than 5,000 cars. They have — we will have a new crop in the state of Sinaloa in the months of September and October. And we are expecting to have enough equipment or grain hoppers for that time.

It is seasonal mainly for us. The main months have been in the past May, June and July. We will continue to have them, but not as strong as in previous years. But the months of September and October should be stronger than a year ago or the previous years because of the situation.

Did that answer your question?

(Danic Laywick):	Yes, thank you, gentlemen.

Daniel Muniz:	Thank you.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

Operator:	Your next question comes from the line of (Gustavo Moredo) with Casa de Bolsa.

(Gustavo Moredo):	Good afternoon, gentlemen. My name is (Gustavo Moredo). Most of my question is political more than about numbers. I’m a little bit concerned about the next of the president elections the next year between Mr. Ollanta and Mrs. Keiko Fujimori. I would like to know the future of Southern Peru if Mr. Ollanta is trying to — being like the next Chavez. If you know if this is possible? Because Mr. Mario Vargas Llosa is quoting that it would be a catastrophe if Mr. Ollanta could be the next president of Peru. Could you expand more about this election, how would be the future of GMexico in Peru?

Daniel Muniz:	Sure. Thank you for your question. I mean (I already pointed out Gustavo) I mean, we are not in the business of analyzing political situations, obviously. I mean, we’ve been mining in Peru for more than 50 years. And we’re confident that, regardless of the political situation there and what happens in the elections, the Peruvian government will provide the legal stability to allow for economic development of mining investments and favorable and legal economic conditions for growth and development of the company and of Peru, of course.

But that is really what we can answer to your concerns, but, I mean, there’s two months for the elections, and we’ll have to wait and see. Thank you.

(Gustavo Moredo):	Thank you very much, sir.

Operator:	Your next question comes from the line of (Sam Epee-Bounya) with Wellington Management.

(Sam Epee-Bounya):	Good afternoon, gentlemen. Can you hear me?

Daniel Muniz:	Sure, perfectly. Thank you for the question.

(Sam Epee-Bounya):	Yes, unfortunately, I have similar question than the one that was previously asked, because I think most of the operating question were

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

answered. I understand that you’re not in the business of forecasting or analyzing political risk, but I want to know if you’ve sort of had discussion with the economic team of Mr. Humala and have a sense for what, you know, the range of outcomes can be in terms of, you know, the taxes, the royalty, or windfall taxes? I mean, I’m just trying to understand what the impact would be on Southern Copper.

And if you don’t mind reminding me how much of the EBITDA you’re generating from Peru versus Mexico in the Southern Copper entity. Thank you.

Daniel Muniz:	Sure, we expect this — sure, thank you — we expect this year to generate 56 percent roughly of EBITDA...

(Sam Epee-Bounya):	Say that again. Sorry. I couldn’t hear it.

Daniel Muniz:	... 56 percent out of Mexico...

(Sam Epee-Bounya):	Yes?

Daniel Muniz:	... and 44 percent out of Peru.

(Samma Pebonyo):	OK.

Daniel Muniz:	And that is really the breakdown of the EBITDAs. I mean, Raul, do you want to mention something regarding or...

Raul Jacob:	Yes, let me comment on what the plans of the two candidates are regarding mining taxation. On the side of Mrs. Fujimori, their economic team has indicated that they may consider a change in the way that royalty taxes (are charged). They may change it from being (inaudible) a contribution based on your sales level. That maybe changed to a (contribution based) on operating profit. That’s the only change that they have indicated they believe that they could do or they may do.

In case of the Mr. Humala party, their plan states that they are considering increasing income taxes by about 10 percent to mining companies.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

(Sam Epee-Bounya):	Any comments on windfall taxes or, you know, increased royalty from the Humala camp?

Raul Jacob:	Well, I just mentioned that they want to increase income tax by 10 percent to mining companies as a way to collect windfall profit taxes.

(Sam Epee-Bounya):	OK. Anything else? No? No further sort of clarification?

Raul Jacob:	No, that’s what they have indicated so far.

(Sam Epee-Bounya):	And based on that, how do you see that impacting your plan and your outlook over the next couple of years?

Raul Jacob:	Well, we don’t think that this — it’s wise to speculate on these two outcomes, because in many cases, once you have a new president elected, this person review (the fresher information that access to) in the state. And as a consequence, they may change their mind. It has happened in the past. It has happened with the current president, Mr. Garcia. He indicated that he was going to charge some additional tax to mining companies. And after he took over office and saw how mining companies were contributing to revenues inside the government level, he decided not to go ahead with this higher taxation.

So sometimes (once enough) is — the former candidate and new president think about what they said and look at the hard data and change their mind. So at this point, it doesn’t make any sense for us to make any further (comments), other than stating what is the candidates’ plans.

(Sam Epee-Bounya):	OK, last question, sorry, if I may. Then do you have any EBITDA guidance for the Southern Copper entity and kind of debt level? Will that change at all? I mean, you’re still going for the — you know, the production of almost 700,000, even though the Tia Maria project has been delayed?

Raul Jacob:	The guidance in production is 630,000 for Southern Copper.

(Sam Epee-Bounya):	OK. But for ‘12, it still remains 700,000, for 2012?

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

Raul Jacob:	No, that would be adjusted, because we’re not having the — on the last quarter, the Tia Maria contribution — and we’re currently evaluating the Toquepala expansion project in order to determine if we’re going to increase the milling capacity from the current estimate change from 60,000 to 100,000 or up to 120,000.

So at this point, that guidance will have to be changed. We’re waiting for see how the Tia Maria evolves in order to adjust our 2012 estimated production.

(Sam Epee-Bounya):	Did you have an update — do you provide any EBITDA guidance for 2011 at all?

Raul Jacob:	No, we don’t.

(Sam Epee-Bounya):	OK.

Raul Jacob:	No, we don’t.

(Sam Epee-Bounya):	Thank you, gentlemen. I appreciate it.

Raul Jacob:	You’re welcome.

Daniel Muniz:	Thank you.

Operator:	Your next question comes from the line of (Leonardo Correa) with Barclays Capital.

(Leonardo Correa):	Yes, hi, good afternoon. Thank you very much. Feel free to answer these questions very quickly, given that we’re now approaching the end of the call. My first question is regarding the update on any synergy potential from the combination of Southern Copper and Asarco and also if you have any guidance or estimates on the synergies coming out of Ferromex and Ferrosur. That would my first question.

The second question is regarding the strategy on infrastructure. Going back to a point which you made initially in the call, would you be contemplating any infrastructure related investments outside of Mexico? That’s my second question more strategically on the infrastructure business. Thank you.

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

Daniel Muniz:	Sure, thank you. Let me answer real quick. I mean, obviously, we believe that there are synergies to be obtained between Asarco and Southern Copper. I mean, we think that a lot of synergies have to do with geographic proximity, but there are others that we are looking at even between Peru and Asarco.

So, unfortunately, details and numbers we’ll have to provide after we have more information to give you regarding the transaction. At this moment, we unfortunately cannot, given the regulation in the U.S.

Regarding infrastructure investments, we’ve been concentrating in Mexico. Really, we are looking at projects very specifically and projects that we believe that have very high IRR and low risk and that we could really pull it off with the human resources and the capabilities of a company. So we’re concentrating currently in Mexico (although) we have a team that looks at Central America opportunities in the past and have looked at those, nothing to report there.

Regarding Ferromex and Ferrosur, regarding (inaudible) Rogelio, you want to comment something real quick?

Rogelio Velez:	Yes, we have opportunities still especially in the operating areas, where we have to work on the systems, on the — because one company has one system, has one operating system, and the other one another operating system. So it depends on how fast we can have the same operating systems, the synergies will be possible. We still don’t have a number, but we think can be an important number between the two companies.

(Leonardo Correa):	OK. Thank you very much.

Daniel Muniz:	Thank you.

Operator:	And there are no further questions at this time. I will turn the call over to Mr. Muniz for closing remarks.

Daniel Muniz:	Thank you. Well, once again, thank you all for joining us in our first quarter conference call. Hopefully you can join us for the next earnings call that is

GRUPO MEXICO SERVICIOS, SA DE CV
Moderator: Daniel Muniz
04-19-11/2:30 p.m. ET
Confirmation # 61124875

scheduled on the third week of July. Thus, I guess, thank you and goodbye now.

Operator:	This concludes today’s conference call. Thank you for your participation. You may now disconnect.
END